UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Peru Copper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

715455101

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

☒ Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715455101

1.  Name of Reporting Person: Luis J. Baertl

______________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group

(a)  [_]

(b)  ☒

______________________________________________________________________________

3.  SEC Use Only

______________________________________________________________________________

4.  Citizenship or Place of Organization: Peru

______________________________________________________________________________

Number of	5. Sole Voting Power: 20,000
Shares	____________________________________________________________
Beneficially	6. Shared Voting Power: 10,300,000*
Owned by	____________________________________________________________
Each	7. Sole Dispositive Power: 20,000
Reporting	____________________________________________________________
Person With:	8. Shared Dispositive Power: 10,300,000*

______________________________________________________________________________

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 10,320,000*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
(See Instructions)

11. Percent of Class Represented by Amount in Row 9: 8.6%+

______________________________________________________________________________

12. Type of Reporting Person (See Instructions): HC

*  Other than 20,000 options held by Mr. Baertl individually, shares are held by Ranchu Copper Investments Limited, a wholly owned subsidiary of Ulm International Investments Limited, a British Virgin Islands company controlled by Mr. Baertl.

+ Based on a total of 119,198,624 common shares outstanding as of November 6, 2006, as set forth in Exhibit 99.2 to the Issuer’s report on Form 6-K filed with the SEC on November 15, 2006.

CUSIP No. 715455101

1.  Name of Reporting Person: Ranchu Copper Investments Limited

I.R.S. Identification No. of above person (entities only): Not applicable.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [_]

(b)  ☒

______________________________________________________________________________

3.  SEC Use Only

______________________________________________________________________________

4.  Citizenship or Place of Organization: British Virgin Islands

______________________________________________________________________________

Number of	5. Sole Voting Power: 10,300,000*
Shares	____________________________________________________________
Beneficially	6. Shared Voting Power: 0
Owned by	____________________________________________________________
Each	7. Sole Dispositive Power: 10,300,000*
Reporting	____________________________________________________________
Person With:	8. Shared Dispositive Power: 0

______________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,300,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_] (See Instructions)

11.	Percent of Class Represented by Amount in Row 9: 8.6%+

_____________________________________________________________________________

12.	Type of Reporting Person (See Instructions): CO

*  Shares are held by Ranchu Copper Investments Limited, a wholly owned subsidiary of Ulm International Investments Limited, a British Virgin Islands company controlled by Mr. Baertl.

+ Based on a total of 119,198,624 common shares outstanding as of November 6, 2006, as set forth in Exhibit 99.2 to the Issuer’s report on Form 6-K filed with the SEC on November 15, 2006.

CUSIP No. 715455101

1.  Name of Reporting Person: Ulm International Investment Limited

I.R.S. Identification No. of above person (entities only): Not applicable.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [_]

(b)  ☒

______________________________________________________________________________

3.  SEC Use Only

______________________________________________________________________________

4.  Citizenship or Place of Organization: British Virgin Islands

______________________________________________________________________________

Number of	5. Sole Voting Power: 10,300,000*
Shares	____________________________________________________________
Beneficially	6. Shared Voting Power: 0
Owned by	____________________________________________________________
Each	7. Sole Dispositive Power: 10,300,000*
Reporting	____________________________________________________________
Person With:	8. Shared Dispositive Power: 0

______________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,300,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_] (See Instructions)

11.	Percent of Class Represented by Amount in Row 9: 8.6%+

______________________________________________________________________________

12.	Type of Reporting Person (See Instructions): CO

*  Shares are held by Ranchu Copper Investments Limited, a wholly owned subsidiary of Ulm International Investments Limited, a British Virgin Islands company controlled by Mr. Baertl.

+ Based on a total of 119,198,624 common shares outstanding as of November 6, 2006, as set forth in Exhibit 99.2 to the Issuer’s report on Form 6-K filed with the SEC on November 15, 2006.

Item 1.  (a) Name of Issuer: Peru Copper Inc.

Item 1.  (b) Address of the Issuer’s Principal Executive Offices:

Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9

Item 2. (a) Name of Filing Persons:	Luis J. Baertl
Ranchu Copper Investments Limited
Ulm International Investment Limited

Item 2.  (b) Address of Principal Business Office or, if none, Residence:

Luis J. Baertl, Ranchu Copper Investments Limited and Ulm International Investment Limited:

Ave. Apoquindo 3721, 73, Las Condes, Santiago, Chile

Item 2.  (c) Citizenship:

Luis J. Baertl is a citizen of Peru

Ranchu Copper Investments Limited and Ulm International Investment Limited are British Virgin Islands companies

Item 2.  (d) Title of Class of Securities: Common Shares

Item 2.  (e) CUSIP Number: 715455101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

For Luis J. Baertl

(a)	Amount beneficially owned:	10,320,000*
(b)	Percent of class:	8.6%+
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	20,000
	(ii) Shared power to vote or to direct the vote:	10,300,000*
	(iii) Sole power to dispose or to direct the disposition of:	20,000
	(iv) Shared power to dispose or to direct the disposition of:	10,300,000*

*  Other than 20,000 options held by Mr. Baertl individually, shares are held by Ranchu Copper Investments Limited, a wholly owned subsidiary of Ulm International Investments Limited, a British Virgin Islands company controlled by Mr. Baertl.

+ Based on a total of 119,198,624 common shares outstanding as of November 6, 2006, as set forth in Exhibit 99.2 to the Issuer’s report on Form 6-K filed with the SEC on November 15, 2006.

For Ranchu Copper Investments Limited

(a)	Amount beneficially owned:	10,300,000*
(b)	Percent of class:	8.6%+
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	0
	(ii) Shared power to vote or to direct the vote:	10,300,000*
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	10,300,000*

*  Shares are held by Ranchu Copper Investments Limited, a wholly owned subsidiary of Ulm International Investments Limited, a British Virgin Islands company controlled by Mr. Baertl.

+ Based on a total of 119,198,624 common shares outstanding as of November 6, 2006, as set forth in Exhibit 99.2 to the Issuer’s report on Form 6-K filed with the SEC on November 15, 2006.

For Ulm International Investment Limited

(a)	Amount beneficially owned:	10,300,000*
(b)	Percent of class:	8.6%+
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	0
	(ii) Shared power to vote or to direct the vote:	10,300,000*
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	10,300,000*

*  Shares are held by Ranchu Copper Investments Limited, a wholly owned subsidiary of Ulm International Investments Limited, a British Virgin Islands company controlled by Mr. Baertl.

+ Based on a total of 119,198,624 common shares outstanding as of November 6, 2006, as set forth in Exhibit 99.2 to the Issuer’s report on Form 6-K filed with the SEC on November 15, 2006.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary which acquired the Security Being

Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

Ranchu Copper Investments Limited

/s/ Luis J. Baertl	/s/ Luis J. Baertl
_________________________________ By: Luis J. Baertl	________________________________ By: Luis J. Baertl

Title: Director

Ulm International Investment Limited

/s/ Luis J. Baertl

By:  Luis J. Baertl

Title: Director